UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2026

Jill Wyant
Chief Executive Officer
Madison Air Solutions Corporation
444 West Lake Street, Suite 4460
Chicago, IL 60606

Re: Madison Air Solutions Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 4, 2026
CIK No. 0002098430

Dear Jill Wyant:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2026 letter.

<u>Amendment No. 1 to Draft Registration Statement on Form S-1</u>

<u>Prospect Summary</u>
<u>Overview, page 1</u>

1. We note your response to prior comment 17. We also note your revised disclosures on pages 2 and 102 of Combined Company Net Income (Loss) Margin and Combined Company Adjusted EBITDA Margin for fiscal 2023 and 2024. Please note that it is not appropriate to merely combine information for pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. To the extent you determine that a supplemental discussion in MD&A based on pro forma information is appropriate, then the pro forma information may be presented in a format consistent with Article 11 of Regulation S-X but should be limited to <u>only</u> the

most recent fiscal year and interim period prior to the transaction (i.e., fiscal 2024). A supplemental discussion based on pro forma financial information for fiscal 2023, if deemed relevant, should be limited to only revenue and cost of revenue. Please revise.

Organizational Transactions, page 19

2. We note your revised disclosure and response to prior comment 5. Please revise to complete the ownership percentages in your historical organizational structure chart on pages 20 and 153. Also, revise to include a definition for both Kedge Capital ("Kedge") and Madison IAS Investors in your glossary on page iv. For Kedge, specifically state whether this is an unaffiliated entity or a related party.

3. We note your responses to prior comments 7 and 8 regarding your organizational structure and Organizational Transactions. For each entity listed in your organization chart, please briefly describe its operations or clarify if it is a holding company. For the LLC entities owned, directly or indirectly, by Madison Industries IAQ Solutions Corporation (MIAQ Solutions), please clarify whether these separate LLCs were created when underlying businesses were purchased by Holdings and LLC units were issued to the prior owners and management, and/or institutional investors.

4. With respect to Madison Industries Co-Investors LLC (Co-Investors LLC), please provide information about the ownership distribution of Madison IAS Investors and Co-investors LLC. For example, clarify whether Mr. Gies owns a majority economic interest in either entity, or if any other investor is an affiliate or has a material economic interest in each of these LLCs.

5. We note your response to prior comment 9 regarding your spin-off transaction as part of your Organizational Transactions. We note you briefly mention on page 19 that Class A and Class B shares of the public holding company will be issued to Holdings as part of the spin-off, but these Class A shares are not reflected in your organizational chart. Please advise. Further, please describe the exemption(s) you will rely on in lieu of filing a registration statement for the spin-off distribution.

Unaudited Pro Forma Combined Financial Information, page 73

6. Please revise the introductory paragraphs to include a discussion of each transaction for which you are giving pro forma effect such as the Organizational Transaction and Financing Transaction. Refer to Article 11-02(a)(2) of Regulation S-X.

7. We note your revised disclosures in response to prior comment 9 where you added a Transaction Accounting column to reflect adjustments related to the Organizational Transactions, including the spin-off from Madison Industries International. Please tell us your consideration to also include a separate column for adjustments necessary to depict the company as an autonomous entity. Refer to Article 11-02(a)(6)(ii) of Regulation S-X.

Business
Commercial Segment, page 105

8. We note your response to prior comment 3 regarding the divestiture of Nortek Global HVAC LLC, consisting of the Nortek HVAC systems for the residential and manufactured housing end-markets, and it appears that you retained the commercial

operations of the Nortek business. On pages 106 to 108 you describe operating the Nortek Data Center Cooling business as part of your Air and Liquid Cooling platform and Nortek Air Solutions business as part of your Air Handling platform. It appears that these parts of your Nortek business are specialized products and services related to Data Centers or Healthcare environments requiring highly engineered solutions versus traditional HVAC solutions, such as standard HVAC products for office buildings. Please clarify whether you still provide traditional HVAC systems, such as traditional heating and cooling systems for office buildings, as part of the Nortek brand or otherwise, as a material part of your Commercial Segment.

Strategic Channel Approach, page 109

9. We note your response to prior comment 11 regarding your use of manufacturers' sales representatives. Please provide a more detailed description of these manufacturers' sales representatives, including who they work for and a description of these manufacturers. For example, clarify whether you mean sales representatives of your vendors that supply products to you, OEMs that are your customers who in turn sell your products as part of their systems to end users, or other types of distributors.

Our Decentralized Model, page 124

10. We note your response to prior comment 12 regarding your decentralized model. Please clarify what you mean by "front-line teams" and at what level they operate. It is unclear, for example, whether the existing management structure of an acquired business is generally kept in place by the acquired entity, by brand, or solution type or whether your operations are decentralized at the subsidiary level described on page 20.

Principal Stockholders, page 150

11. We note you removed the definitions for Investors LLC in your glossary on page iv. However, you continue to refer to Investors LLC in footnote (2) to the table here. Please clarify whether Madison IAS Investors is the same collective group as Investors LLC and, if so, revise here to refer to the appropriate entity. If not, please how Investors LLC relates to the pending transactions.

Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: A.J. Million, Esq.